Filed by Harbor Florida Bancshares, Inc.
pursuant to Rule 425 and the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Harbor Florida Bancshares, Inc.
Commission File Number: 000-22817

ADDITIONAL INFORMATION

In connection with the proposed transaction, National City Corporation intends to file a registration statement on Form S-4 and Harbor Florida Bancshares intends to file a proxy statement/prospectus with the United States Securities and Exchange Commission (SEC). Stockholders and investors are encouraged to read the registration statement, together with the final proxy statement/prospectus, because they will contain important information about the proposed transaction.  Stockholders and investors will be able to obtain free copies of these documents (when available), as well as other filings containing information about National City Corporation and Harbor Florida Bancshares, without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com.  Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Harbor Florida Bancshares at 100 S. Second Street, Fort Pierce, FL 34950, Attention:  Investor Relations, 1-800-226-4375.

The respective directors and executive officers of National City and Harbor Florida Bancshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Harbor Florida Bancshares’ directors and executive officers is available in its proxy statement filed with the SEC on December 16, 2005.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

TRANSITION NEWS

News about the Harbor Federal/National City Merger
September 28, 2006

In This Issue
•	Time Away from Work Policies at National City
•	After Tax Benefits at National City
•	Getting to Know the Private Client Group at National City
•	What’s on Your Mind?

Time Away from Work Policies at National City
Harbor employees will be covered under National City policies beginning January 1, 2007. Below are some of the highlights of the National City time-off policies. More detailed information can be obtained when you receive your National City Employee Handbook later this year.

Holidays
National City generally observes the same 10 designated holidays as Harbor.  These are:

New Year’s Day	Labor Day
Martin Luther King Day	Columbus Day
President’s Day	Veteran’s Day
Memorial Day	Thanksgiving
Independence Day	Christmas

Eligible employees will be paid up to these 10 holidays (80 hours for fulltime employees).  Some business units at National City may observe different schedules, and the specific holidays should be confirmed with your manager.  National City lists the holiday schedule on the company intranet and attempts to have the approved schedule available to employees before benefits enrollment begins.  At that time, it is announced which holidays will be observed and which, if any, will be designated as floating holidays. Part-time employees may receive holiday pay if a designated holiday falls on a regularly scheduled work day.

Vacation
National City recognizes that work is only one component of a full and satisfying life and strives to provide a flexible work environment by offering several time-away-from-work benefits to enable employees to fulfill the personal and professional demands of their lives. National City time away from work is broken out into several different categories, vacation being one of them.  The National City vacation policy is as follows:

Eligible employees, including part-time employees (and Harbor’s Peak Time and Prime Time employees), receive paid vacation allowance based on their status at the time vacation is taken.  Certain commissioned positions do not receive paid vacation allowance.  The number of paid weeks available to you each year depends on your length of service determined by your most recent date of hire and your position as shown on the next page:

Harbor Transition News – Page 1

If you are a non-officer	1-4 years	2 weeks* ( 80 FT hours)
	5-14 years	3 weeks* (120 FT hours)
	15 or more years	4 weeks* (160 FT hours)

Officer up to Assistant Vice President	1-14 years	3 weeks* (120 FT hours)
	15 or more years	4 weeks* (160 FT hours)

Vice President and above	All years of service	4 weeks* (160 FT hours)

* Part-time employee’s vacation is based on the average number of weekly hours worked in the prior year or normally scheduled work hours each week.

Full-time employees may be required to take five consecutive days or more of vacation each calendar year, as directed by management and the Audit division.  Your manager will inform you of any requirements for your department.

Part-time employees have the option of taking one week’s vacation pay instead of a week of vacation.

During the annual benefits enrollment, eligible employees may purchase or sell vacation days.  Additional information may be included in the benefit enrollment packet that you’ll receive later this year.

Funeral Time
In addition to paid absence days under the Paid Absence Time policy, full-time and part-time employees who receive base pay are eligible for up to three paid funeral days following the death of an immediate family member.  Family members are defined as:

Spouse	Parents/Step-parents	Brother/Sisters
Children/Step-children	Parents-in-law	Grandparents
Others living with you	Sons-/Daughters-in-law	Grandchildren

Upon the death of a relative not considered an immediate family member, eligible employees may receive one paid funeral day.

Paid Absence Time
Full-time employees who receive base pay are eligible for up to six paid absence days (48 hours) each calendar year for use when needed to address many types of personal situations, including, but not limited to: short-term illness, family or personal emergency, religious, ethnic and other observances, funeral days for people not covered under the funeral leave policy, pre-arranged school activities and medical, dental and other appointments when an appointment during non-work hours is not available.

Paid absence days are not intended to provide a designated amount of time off with pay.  Rather, they function much like insurance—they are there to protect you financially during occasional times of unavoidable and legitimate absences.  Unused absence time is not paid out, nor does it carry over from year to year.

Short-Term Disability (STD)
In addition to paid absence time, National City offers a short-term disability program when an employee misses more than five consecutive days of work for a serious health condition or injury.

Full-time employees are eligible for salary continuation after completing 90 days of service.  This company-provided program provides salary continuation for up to 26 weeks (after one year of service) on the sixth day of disability.  The first five days will be paid from your absence time or your vacation allowance, unless you are immediately confined to the hospital as either an in-patient or out-patient for surgical or life-threatening non-surgical procedures.  In these cases, disability payments begin on the first day of such treatment.  The following table shows the pay replacement schedule:

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Credited Service	Full (100%) Pay* Replacement	Partial Pay Replacement

90 days up to 1 year	1 week (40 hours)	None
1 year	2 weeks (80 hours)	Remaining weeks at 70%
2 years	4 weeks (160 hours)	Remaining weeks at 70%
3 years	6 weeks (240 hours)	Remaining weeks at 70%
4 years	8 weeks (320 hours)	Remaining weeks at 70%
5 years	10 weeks (400 hours)	Remaining weeks at 70%
6 or more years	12 weeks (480 hours)	Remaining weeks at 70%

*Note:  “Pay” is base pay and does not include overtime, shift differential, parking allowance or incentives.  Commissioned employees receive benefits based upon the benefits base assigned to their jobs.

Military Leave
National City is proud to support its employees who must serve in the National Guard or Military Reserve.  When called to active duty, employees receive continued pay and benefits (other than short- and long-term disability coverage) during that time of active duty, up to 180 days.  Pay at the rate of 50%, and benefits, will continue during any further active duty up to an additional 180 days.

Employees who are required to take an annual military training leave for the National Guard or Military Reserves will receive regular base pay for that two week obligation.

Jury Duty
Employees who receive base pay receive time off with pay while participating as a juror. National City allows you to keep the juror’s fee in addition to your normal pay.

Unpaid Leaves of Absence
Family and Medical Leave
National City grants Family and Medical Leaves of Absence in accordance with applicable state law and the Family and Medical Leave Act (FMLA), which provides for up to 12 weeks of unpaid leave and job protection.  Any pay you may receive during your leave is subject to the National City Salary Continuation for Short-Term Disability Program or Salary Continuation for Adoption (described in full in the National City Employee Handbook, which you’ll receive later this year).  FMLA provides for “job protection,” while National City Salary Continuation provides “pay” while on leave.  FMLA and Salary Continuation, if any, are administered concurrently.  Any paid time off for which you otherwise qualify, such as absence time or regular vacation will be charged against the maximum FMLA leave you may be granted.

Discretionary Leave of Absence
National City may allow discretionary leaves of absence from six days up to 12 weeks for reasons that do not qualify under the other types of time off, or after the other sources of time off have been exhausted.

National City is not obligated to reinstate an employee to his or her current position or an equivalent position after a discretionary leave ends; however, it is the policy of National City to reinstate employees to their previous positions, or equivalent positions, following reasonable leave for confinement and recovery from childbirth.

During either of these unpaid leaves, an employee must arrange to make contributions on an after-tax basis to continue coverage of benefits.  Employees on leave for reasons other than their own illness or injury are not covered under the Long-Term Disability Plan and are not eligible for salary continuation for short-term disability.

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Quick Reference/Comparison

	Harbor	National City

Holidays-FT	10	10
PT	0	Paid if the designated holiday is a normally scheduled work day

Vacation-FT	120 hours maximum	160 hours maximum
PT	N/A 1-4 years	2 weeks (normally scheduled hours) years 1-4
	40 hours after 5 years	3 weeks (normally scheduled hours) years 5-14
	60 hours after 10 years	4 weeks (normally scheduled hours) years 15+

Personal Illness	8 hrs a month to 80 hrs/yr	48 hrs a year from first day

Bankable Hours	960 maximum	0

STD	0	up to 12 weeks (480 hours) @ 100% and up to 12 weeks (480 hours) @70%

After Tax Benefits at National City
In addition to the many health and welfare benefits offered at National City, the following after-tax programs are also provided.

Transportation Management Reimbursement Account (TMRA)
This program allows you to set aside pre-tax dollars to pay for the parking expenses you incur while traveling to and from work.  This program combines flexibility and valuable tax savings opportunities.

Harbor employees will be eligible for this benefit upon the HR payroll and systems conversion, currently scheduled for year-end.

Travel and Accident Insurance
Employee safety while traveling on National City business is very important. Should you sustain accidental loss of life or dismemberment, or become permanently and totally disabled while traveling on National City business, employees (or their beneficiaries) may be eligible to receive a benefit under the terms of this program.

Harbor employees will become eligible for this program upon the close of the acquisition.

Death in Service/Salary Continuation
In the event an employee dies during active service, National City will continue the base pay through the end of the current payroll period. All vacation benefits earned but not taken will be included in this pay. Additionally, a lump sum payment will be made to the employee’s spouse, if applicable, or to the employee’s estate based on the schedule shown. If an employee is on a leave of absence of six months or less during which he or she is paid, this payment will also be made. Employees receiving benefits under the National City Long-Term Disability Plan are not eligible for this benefit.

Length of Service	Payment

Less than 90 Days	None
90 days to 1 year	1/2 month pay
1 year to 5 years	1 month pay
5 years to 15 years	2 months pay
15 or more years	3 months pay

Harbor employees will be eligible for this benefit upon the HR payroll and systems conversion, currently scheduled for year-end.

Harbor Transition News – Page 4

Getting to Know the Private Client Group at National City
With more than 1,200 employees across the country, the National City Private Client Group (PCG) serves the needs of the high net-worth market.  They provide an experienced team of local investment, trust and banking professionals coordinated by a primary point of contact, and are comprised of five major disciplines:

•	Investment management and brokerage (professional money management, diversification and hedging)
•	Trust services, estate planning and estate settlement services
•	Private banking (customized and tailored credit solutions)
•	Financial planning
•	Charitable and philanthropic services

The Private Client Group also provides access to specialty expertise that clients may need including business succession planning, Dynasty trusts and derivatives strategies, among others.

Over the past year, the Private Client Group has rolled out a revised sales model, upgraded its technology with a new trust system, developed new products and developed all new marketing collateral to ensure the growth of the division.

Private Client Group Sales Model:

In 2006, they have some high goals including new managed assets of $3.6 billion and new loan outstandings of $1.3 billion.  They are also committed to working closer with line of business partners to better serve the needs of wholesale and small business banking clients.

To accomplish this, the Private Client Group’s vision, A Passion for Partnership, along with their values—integrity, excellence, expertise and accountability—help in their goal of creating an exceptional client experience for life. They have also rolled out a new “Values in Practice (V.I.P.) Program” to reward individuals who live the values and go over and above their roles.

In south Florida, the Private Client Group consists of 14 professionals serving high net-worth individuals throughout the market area. Two client management teams are dedicated to working with employees, clients and prospects of Harbor Federal.  PCG’s goal is to provide a very high-level of professional service delivered through local offices in the Harbor Federal markets.

“Clients of the Private Client Group receive personalized service and tailored solutions delivered locally. The goal of PCG-Florida will be to immediately add value via new resources and wealth management advice to the existing high net-worth client base of Harbor Federal,” said Lee Frankhouser, senior vice president and market executive for the Private Client Group in Florida.  “Developing new partnerships with Harbor’s successful banking franchise will be our driving force.”

Harbor Transition News – Page 5

What’s on Your Mind?

Human Resources Questions
When does National City do employee performance evaluations? On the employee’s anniversary or annually at the fiscal year end?
At National City, non-exempt employees are evaluated based on the quarter in which their hire date occurred. Exempt employees are evaluated on a January 1 through December 31 cycle. More information about the performance management process will be communicated in the next issue of Transition News.

I would like to know National City’s maternity leave (Family Medical Leave) policy. What is the longest time I can stay home with my baby and will I get paid for it?
See the Time Away from Work section of this issue of Transition News to determine eligibility at National City for both paid and unpaid absence.

Do you anticipate any “early retirement” or other retirement incentive offers?
No.

Miscellaneous Questions
Do we know what the bank hours are going to be when the merger is complete? Will it remain the same?
There is no plan to change the existing banking hours at branch locations. National City allows local management flexibility in setting branch hours to meet the competitive market requirements.

Will we still be banking in real time or switch at 2 p.m.?
National City understands the customer advantage that real-time posting of transactions can provide; however, we currently memo-post transactions. We are considering the possibility of keeping the branches on the same day’s business until the branch closes rather than switching to next day business at 2 p.m. We currently have markets that remain on same day’s business till close. There are many factors and business areas to be considered in making this decision, and it will be reviewed very carefully before a final decision is reached.

Will customers have to change account numbers or will we have to open all new accounts for existing customers?
We will make every effort to keep customers’ account numbers exactly the same after conversion; however, there are a few reasons why a change may need to occur. As an example, the current account number may have too many digits in length for the National City system to accommodate it. In that event, we will need to provide the customer with an account number containing the proper number of digits. Also, if a customer’s current account number duplicates an account number held by an existing National City customer, the practice has been to renumber both customers so that there is no chance a future transaction will post to an incorrect account number. If we find we do need to change account numbers for any reason, the branches will not need to open new accounts for customers, the conversion programs will automatically switch the account number for the customer. The customer will be sent new account documents free of charge if an account number change is required.

Do you have any branches or loan offices on the west coast of Florida? If so, where precisely? If not, will you be spreading your lending operations and services to that coast?
Currently, National City has several business units operating in Florida, including Allegiant Asset Management, National City Mortgage, Private Client Group, Wholesale Banking and First Franklin (a non-prime mortgage unit expected to be sold to Merrill Lynch later this year).

Allegiant Asset Management: Palm Beach Gardens

National City Mortgage: Clearwater, Cypress Creek, Doral, Fort Myers, Jacksonville, Lakeland, Miami, Naples, Orlando, Panama City, Panama City Beach, Pensacola, Plantation, Punta Gorda, Rockledge, Sarasota, St. Augustine, Tampa and Venice.

Private Client Group: Naples and Palm Beach Gardens

Wholesale Banking: Jupiter, Orlando and Tampa

Harbor Transition News – Page 6

At this time, we do not plan to open any de novo bank branches on the west coast of Florida.

Have a question?  You can call the toll-free “What’s on Your Mind” voicemail box at 888-808-4489 and leave a message with your question or email your question to CorpComm@NationalCity.com.  We’ll respond to questions of general interest in future issues of Transition News.

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and Harbor Florida Bancshares, without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com.  Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 01-2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Harbor Florida Bancshares at 100 S. Second Street, Fort Pierce, FL 34950, Attention:  Investor Relations, 1-800-226-4375.

The respective directors and executive officers of National City and Harbor Florida Bancshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Harbor Florida Bancshares’ directors and executive officers is available in its proxy statement filed with the SEC on December 16, 2005.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Harbor Florida Bancshares’ stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally.  Additional factors that could cause National City’s and Harbor Florida Bancshares’ results to differ materially from those described in the forward-looking statements can be found in the 2006 Quarterly Reports on Form 10-Q, as they are filed, and the 2005 Annual Report on Form 10-K of National City and Harbor Florida Bancshares’ filed with the SEC.  Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com.  Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.

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